Filed by NexPoint Diversified Real Estate Trust

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NexPoint Diversified Real Estate Trust

Commission File No.: 001-32921

File No. of Related Registration Statement: 333-284099

THE CIRCULAR (AS DEFINED BELOW) AND THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. IF YOU HAVE ANY QUESTIONS OR REQUIRE MORE INFORMATION WITH REGARD TO THE PROCEDURES FOR COMPLETING, EXECUTING AND RETURNING THIS LETTER OF TRANSMITTAL, PLEASE CONTACT THE DEPOSITARY, TSX TRUST COMPANY, AT 1-800-387-0825 (TOLL-FREE WITHIN NORTH AMERICA) OR 416-682-3860 (OUTSIDE OF NORTH AMERICA) OR BY E-MAIL AT SHAREHOLDERINQUIRIES@TMX.COM.

UNITHOLDERS WHOSE UNITS ARE REGISTERED IN THE NAME OF AN INTERMEDIARY (SUCH AS A NOMINEE, BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER INTERMEDIARY) SHOULD NOT USE THIS LETTER OF TRANSMITTAL AND SHOULD CONTACT THAT INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN DEPOSITING THOSE UNITS.

TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

AND ELECTION FORM

FOR REGISTERED HOLDERS OF

UNITS OF

NEXPOINT HOSPITALITY TRUST

This letter of transmittal (“Letter of Transmittal”), properly completed and duly executed by a registered holder (“Registered Unitholder”) of trust units (“Units”) of NexPoint Hospitality Trust (the “REIT”), together with all other documents reasonably required by TSX Trust Company as depositary (the “Depositary” or “TSX Trust”), must accompany certificate(s) representing Units of the REIT deposited in connection with certain transactions contemplated in the agreement and plan of merger among, inter alia, the REIT and NexPoint Diversified Real Estate Trust (“NXDT”) made as of November 22, 2024 (the “Merger Agreement”), including, without limitation, the: (i) reorganization of the REIT, pursuant to which each Registered Unitholder will elect to receive either cash per Unit or one (1) common share of NexPoint Hospitality Trust, Inc. (“New NHT”) (such shares, the “New NHT Shares”), which will subsequently be converted into the right to receive a number of common shares of NXDT (the “NXDT Common Shares”), rounded to the nearest thousandth, equal to the quotient of 0.36 divided by the volume weighted average price of NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to closing of the Transaction and, immediately thereafter, (ii) New NHT shall cause the REIT to be wound up and liquidated, distributing its assets and liabilities to New NHT (collectively, the “Reorganization”); and (ii) the merger of New NHT with and into NXDT Intermediary, LLC (“NXDT Intermediary”), with NXDT Intermediary being the surviving entity (the “Company Merger” and together with the Reorganization, the “Transaction”). The Transaction is being submitted for approval at the REIT’s annual and special meeting of Unitholders, to be held on February 21, 2025 or any adjournment(s) or postponement(s) thereof (the “Meeting”). Unitholders are referred to the notice of annual and special meeting of Unitholders and the management information circular dated January 21, 2025 (collectively, the “Circular”) accompanying this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular and the Merger Agreement, as applicable.

Under the terms of the Reorganization, each Registered Unitholder (other than Registered Unitholders who exercise Dissent Rights) may elect to receive, in respect of each Unit held by such Registered Holder, either:

1.	USD$0.36 in cash per Unit (the “Cash Consideration”); or

2.

one (1) common share of New NHT per Unit, which will subsequently be converted into the right to NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of 0.36 divided by the volume weighted average price of NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to closing of the Transaction (the “Share Consideration” and together with the Cash Consideration, the “Reorganization Consideration”).

In the case of Registered Unitholders that elect the Share Consideration, the Depositary will record the issuance of New NHT Shares that such holder is entitled to receive as Share Consideration on the register of New NHT (the “New NHT Register”), which register shall be provided to NXDT’s transfer agent (the “NXDT Transfer Agent”) to coordinate the delivery of NXDT Common Shares.

To make a valid election as to the form of Reorganization Consideration that you wish to receive under the Reorganization, you must sign and return, if applicable, this Letter of Transmittal and make a proper election hereunder and return it with accompanying Unit certificate(s) to the Depositary prior to 10:00 a.m. (Eastern Time) on February 18, 2025 being the third business day immediately prior to the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the third business day immediately prior to the date of such adjourned or postponed Meeting (the “Election Deadline”).

UNITHOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE OR FOR WHOM THE DEPOSITARY DETERMINES THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY UNITS WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION IN RESPECT OF THEIR UNITS.

All elections and deposits made under this Letter of Transmittal are irrevocable. However, an election made under a Letter of Transmittal deposited on or prior to the Election Deadline (an “Original Letter of Transmittal”) may be changed by depositing a new Letter of Transmittal with the Depositary on or prior to the Election Deadline.

The REIT, New NHT and NXDT will implement the Transaction when all of the conditions to closing have been satisfied and/or waived, including the approval by Unitholders of resolutions in respect of the Transaction (the “Transaction Resolution”) at the Meeting. Some of the conditions are beyond the REIT, New NHT and/or NXDT’s control, and as a result, there can be no assurance that the Transaction will be completed, nor can the exact timing of the implementation of the Transaction be predicted with certainty. Unitholders should refer to the Circular for more information regarding the expected timing for completion and other information relating to the Transaction (specifically, the Reorganization and the Company Merger).

Each of the REIT, New NHT, NXDT and the Depositary, as applicable, shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable, issuable or deliverable to any person under the Transaction, such amounts as the REIT, New NHT, NXDT or the Depositary, as applicable, determines is required or permitted to be deducted and withheld with respect to such payment under the Income Tax Act (Canada) (as may be amended from time to time, the “Tax Act”), the United States Internal Revenue Code of 1986, as amended (as may be amended from time to time, the “U.S. Tax Code”), or any provision of any other Law. Any amount so deducted and withheld and properly remitted shall be treated for all purposes under the Merger Agreement as having been paid to the person, as applicable, in respect of which such deduction or withholding was made. Any amount so withheld shall be remitted to the appropriate Governmental Entity in accordance with applicable Law.

The Cash Consideration is denominated and will be paid in U.S. dollars provided that a Registered Unitholder may elect instead to receive payment in Canadian dollars by completing the election under the “Currency Election” section of this Letter of Transmittal, in which case such Registered Unitholder will have acknowledged and agreed to the terms set out therein. The Depositary’s currency exchange services will be used to convert payment of the Cash Consideration that such Unitholder is entitled to receive. There is no additional fee payable by Registered Unitholders in relation to such conversions of payments.

Information about this Letter of Transmittal

This Letter of Transmittal is for use by Registered Unitholders only and is not to be used by non- Registered Unitholders. Unitholders whose Units are registered in the name of a nominee, broker, investment dealer, bank, trust company or other intermediary (each, an “Intermediary”) should NOT use this Letter of Transmittal and should contact that Intermediary for instructions and assistance in depositing those Units.

In order for this Letter of Transmittal to be validly completed, the undersigned is required to provide and complete all of the necessary information for each of the steps indicated below that are applicable to the Registered Unitholder. The Depositary or your financial, legal, tax or other professional advisors can assist you in completing this Letter of Transmittal.

Registered Unitholders who do not forward to the Depositary a validly completed and duly executed Letter of Transmittal, together with the certificate(s) representing their Units (as defined below) and any other documents reasonably required by the Depositary in accordance with the instructions set forth in this Letter of Transmittal, will not receive the Reorganization Consideration (less any applicable withholdings) to which they are entitled until such deposit is made and received by the Depositary and until the same is processed for payment or delivery, as applicable, by the Depositary. If the Units are represented by a direct registration system statement (a “DRS Statement”), Registered Unitholders do not need to deliver such DRS Statement with the Letter of Transmittal and other documents required by it.

In order to permit the timely receipt of the Reorganization Consideration (less any applicable withholdings) in connection with the Reorganization, it is recommended that this Letter of Transmittal together with the accompanying certificate(s) representing the Units deposited herewith and all other documents or other necessary information be received by the Depositary at the offices specified on the back cover before the Reorganization Effective Time. Do not send certificates representing Units or this Letter of Transmittal to the REIT, New NHT or NXDT.

At the Reorganization Effective Time (whether or not Registered Unitholders deliver this Letter of Transmittal, the certificates representing Units and any other required documentation to the Depositary), Registered Unitholders will cease to be Unitholders of the REIT and the certificate(s) or DRS Statement(s), as applicable, for their Units shall represent only (a) the right to receive the applicable Reorganization Consideration, in lieu of such certificate, less applicable withholdings; or (b) in the case of Registered Unitholders who properly exercise Dissent Rights, the right to receive fair value for their Units, less applicable withholdings. See the section entitled “Rights of Dissent” in the Circular. Under no circumstances will interest accrue or be paid by the REIT, New NHT, NXDT or the Depositary on the Reorganization Consideration to persons depositing Units with the Depositary, regardless of any delay in making any payment for the Units. The Depositary will act as the agent of persons who have deposited Units pursuant to the Reorganization for the purpose of receiving and transmitting the Reorganization Consideration to such persons, and receipt of the Reorganization Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Units.

If you are a U.S. Holder (as defined below in Box D), you must complete and deliver with this Letter of Transmittal the attached IRS Form W-9, or the applicable IRS Form W-8. See Instruction #8.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than the addresses as set forth herein will not constitute a valid delivery. If Units are registered in different names, a separate Letter of Transmittal must be submitted for each different registered holder. See Instruction #5. Please note that the delivery of this Letter of Transmittal, together with certificate(s) representing Units, and any other document reasonably required by the Depositary, does not constitute a vote in favour of the Transaction Resolution or any other matters to be considered at the Meeting. To exercise your right to vote at the Meeting, you must complete and return the form of proxy that accompanied the Circular in accordance with the instructions set out in the Circular. See “Information Concerning the Meeting and Voting” in the Circular.

IF ANY REGISTERED UNITHOLDER DOES NOT DELIVER A PROPERLY COMPLETED LETTER OF TRANSMITTAL, THEIR CERTIFICATE(S) REPRESENTING UNITS AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE, SUCH CERTIFICATE REPRESENTING UNITS SHALL CEASE TO REPRESENT A CLAIM BY OR INTEREST OF ANY FORMER REGISTERED UNITHOLDER OF ANY KIND OR NATURE AGAINST OR IN THE REIT, NEW NHT OR NXDT. ON SUCH DATE, ANY REORGANIZATION CONSIDERATION TO WHICH SUCH FORMER REGISTERED UNITHOLDER WAS ENTITLED SHALL BE DEEMED TO BE SURRENDERED TO NXDT.

UNITHOLDERS SHOULD BE AWARE OF THE INCOME TAX CONSEQUENCES OF THE TRANSACTION. SEE SECTIONS “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” AND “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS” OF THE CIRCULAR THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL.

TO:         NEXPOINT HOSPITALITY TRUST

AND TO:         TSX TRUST COMPANY at its offices set out herein.

Upon the terms described in the Circular and this Letter of Transmittal, the undersigned hereby irrevocably deposits with the Depositary, in connection with the Reorganization, for transfer in exchange for the Reorganization Consideration, the enclosed certificate(s) representing Units, details of which are as follows: (Please print or type)

Certificate Number(s) or DRS Account Number(s)(1)	Name and Address in which Units are Registered (Please fill in exactly as name(s) appear(s) on certificate(s) or DRS Statement(s))	Number of Units Represented by Certificate(s) or DRS Statement(s)

TOTAL:

(1)

A certificate number does not need to be provided if the Units are represented by DRS Statement(s). The direct registration system (“DRS”) is a system that allows Units to be held in book-entry form without having a physical certificate issued as evidence of ownership. Instead, Units are held and registered electronically in the record systems of an issuer’s transfer agent, which can be confirmed in the DRS Statement(s).

(If space is not sufficient, please attach a list in the above form.)

☐	Some or all of my Unit certificates have been lost, stolen or destroyed. Please review Instruction #6 for the procedure to replace lost or destroyed certificates. (Check box if applicable.)

*	If Units are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Unitholder.

**	The total of the numbers filled in above must equal the total number of Units represented by the Unit certificate(s) or DRS Statement enclosed with this Letter.

It is understood that, upon receipt of this Letter of Transmittal validly completed and duly signed, together with the enclosed certificate(s), if applicable, relating to the Units and any other documentation reasonably required by the Depositary, and following the Reorganization Effective Time or the Company Merger Effective Time, as applicable, the Depositary will either (i) send to the undersigned the Cash Consideration to which such Unitholder is entitled; or (ii) record the issuance of New NHT Shares that such Unitholder is entitled to receive on the New NHT Register, which register shall be provided to the NXDT Transfer Agent to coordinate the delivery of NXDT Common Shares to satisfy the Share Consideration, in accordance with the delivery instructions provided herein.

GENERAL TERMS

IN CONNECTION WITH THE REORGANIZATION AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Circular and in this Letter of Transmittal:

1.

The undersigned hereby surrenders, effective as of the Reorganization Effective Time, all of the right, title and interest of the undersigned in and to the Units. To the extent the undersigned has elected to receive the Share Consideration, the undersigned further hereby surrenders, effective as of the Company Merger Effective Time, all of the right, title and interest of the undersigned in and to the New NHT Shares received as Share Consideration.

2.	The undersigned transmits and/or surrenders herewith the certificate(s) or DRS Statement(s), as applicable, described above for cancellation as of the Reorganization Effective Time.

3.	The undersigned acknowledges receipt of the Circular and represents and warrants that:

a.	the undersigned is, and will immediately prior to the Reorganization Effective Time be, the registered holder of the Units and owns all rights and benefits arising from the Units;

b.

the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell and transfer the Units and, to the extent the undersigned has elected to receive the Share Consideration, the New NHT Shares received as Share Consideration;

c.	the undersigned is not a dissenting Registered Unitholder and has not filed a notice exercising Dissent Rights;

d.	the undersigned will execute and deliver any additional documents necessary or desirable to complete the surrender of the Units;

e.

the undersigned either is not a U.S. Holder (as such term is defined in Instruction #8) or is a U.S. Holder of Units and has completed and returned to the Depositary with this Letter of Transmittal an IRS Form W-9;

f.

the Units have not been, and will not be prior to the Reorganization Effective Time, sold, assigned or transferred, nor has any agreement been entered into, and no agreement will be entered into prior to the Reorganization Effective Time, to sell, assign or transfer any such Units to any other person, except as contemplated by this Letter of Transmittal;

g.

when the aggregate Reorganization Consideration to which the undersigned is entitled pursuant to the Reorganization, less any applicable withholdings, is paid or recorded in the New NHT Register, as applicable, none of the REIT, New NHT or NXDT, or any affiliate or successor of such persons will be subject to any adverse claim in respect of such Units; and

h.

delivery of the Reorganization Consideration in respect of the Units will discharge any and all obligations of the REIT, New NHT, NXDT and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

4.

The undersigned represents and warrants that the surrender of the undersigned’s Units complies with applicable Laws and that the information provided herein is true, accurate and complete as of the date hereof.

5.	The undersigned acknowledges that the covenants, representations and warranties of the undersigned contained herein will survive the completion of the Reorganization and the Company Merger.

6.

The undersigned acknowledges that none of the REIT, New NHT, nor NXDT nor any of their directors, trustees, officers, advisors or representatives are responsible for the proper completion of this Letter of Transmittal.

7.	The undersigned acknowledges that the delivery of the Units will be effected and the risk of loss and title to such Units will pass only upon proper receipt thereof by the Depositary.

8.

The undersigned acknowledges that the Depositary will act as the agent of persons, including the undersigned, who have deposited Units pursuant to the Reorganization for the purpose of receiving and transmitting the Reorganization Consideration to such persons, and receipt of the Reorganization Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Units.

9.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Units being transmitted. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the transmitted Units or to the New NHT Shares. All authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligations of the undersigned hereunder shall be binding upon the heirs, legal representatives, successors and assigns of the undersigned.

10.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Units effectively to New NHT, and New NHT Shares to NXDT. The undersigned understands that by virtue of the execution of this Letter of Transmittal, the undersigned will be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Units deposited pursuant to the Reorganization will be determined by the REIT, New NHT and NXDT in their sole discretion and that such determination will be final and binding and acknowledges that there will be no duty or obligation on the REIT, New NHT, NXDT and the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give such notice.

11.

The undersigned instructs the Depositary, upon the Reorganization becoming effective, to mail the cheque(s) representing payment of the aggregate Cash Consideration payable for the Units less applicable withholdings, by first class mail, postage prepaid, or to hold such cheque(s) for pick-up, in accordance with the instructions given below; except if, (i) such funds represent an amount in excess of C$25,000,000, in which case the undersigned will receive their Cash Consideration via wire transfer in accordance with the Large Value Transfer System (LVTS) Rules established by the Canadian Payments Association,or (ii) a wire is requested by completing Box E below.

12.

The undersigned acknowledges and agrees that any certificate formerly representing Units not duly surrendered on or before the sixth anniversary of the Reorganization Effective Time shall cease to represent a claim by or interest of any former Registered Unitholder of any kind or nature against or in the REIT, New NHT or NXDT, and that on such date, all Reorganization Consideration to which such former holder was entitled shall be deemed to have been surrendered to NXDT and will be paid over by the Depositary to NXDT as directed by NXDT.

13.

The undersigned acknowledges that each of the REIT, New NHT, NXDT and the Depositary will be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable, issuable or deliverable to any person under the Reorganization and/or Company Merger, such amounts as the REIT, New NHT, NXDT or the Depositary determines is required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of any other Law and any amount so deducted and withheld and properly remitted shall be treated for all purposes of the Merger Agreement as having been paid to the person, as applicable, in respect of which such deduction and withholding was made. Any amount so withheld shall be remitted to the appropriate Governmental Entity in accordance with applicable Law.

14.

The undersigned acknowledges that the REIT, New NHT and/or NXDT may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Transaction, and (iv) legal counsel to any of the parties to the Transaction.

15.

The undersigned acknowledges that it will not receive payment in respect of the Units until the original certificate(s) representing the Units, if applicable, owned by the undersigned are received by the Depositary, at the address set forth below, and such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary.

16.

The undersigned acknowledges and agrees that in the event that any provision of this Letter of Transmittal, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, the remainder of this Letter of Transmittal and application of such provision of this provision to other persons or circumstances shall be interpreted so as best to effect reasonably the intent of the parties hereto. The undersigned acknowledges and agrees to replace such void or unenforceable provisions of this Letter of Transmittal with a valid and enforceable provision which shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

17.	The undersigned acknowledges and agrees that the REIT, New NHT, and NXDT are intended third party beneficiaries to this Letter of Transmittal.

Only Registered Unitholders can receive Reorganization Consideration for their Units by delivering a Letter of Transmittal to the Depositary. Unitholders whose Units are registered in the name of an Intermediary should NOT use this Letter of Transmittal and should contact that Intermediary for instructions and assistance in depositing those Units.

The original certificate(s) described above (if applicable) is enclosed and the Registered Unitholder irrevocably deposits the Units and, if applicable, the above-mentioned certificate(s) representing the Units in exchange for the Reorganization Consideration to which such holder has elected and is entitled pursuant to the Reorganization. The Registered Unitholder transmits the Units and, if applicable, the original certificate(s) representing the Units, each as described above, to be dealt with in accordance with this Letter of Transmittal.

This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. The undersigned hereby irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any proceedings in such court or that such court provides an inconvenient forum.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned will be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn up exclusively in the English language. En raison de l’usage d’une lettre d’envoi et formulaire d’élection en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

ELECTION FOR CASH OR NXDT COMMON SHARES

In connection with the Reorganization, the undersigned hereby elects to receive one of the following forms of consideration for the Units represented by the certificate(s) listed above.

1.	Choice A: The Cash Consideration, comprising of USD$0.36 in cash per deposited Unit; or

2.

Choice B: The Share Consideration, comprising of one (1) New NHT Share per Unit, which will subsequently be converted into the right to receive a number of NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of 0.36 divided by the volume weighted average price of NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to closing of the Transaction.

Note: Unitholders should consult their financial advisor prior to making an election as to the form of Reorganization Consideration they wish to receive under the Reorganization.

CHOICE A – THE CASH CONSIDERATION

☐     Cash

Registered Unitholders who check this box will receive USD$0.36 in cash for Unit under this Choice A. Please see the “Currency Election” section of this Letter of Transmittal to elect to receive the Cash Consideration in Canadian dollars.

CHOICE B – THE SHARE CONSIDERATION

☐     NXDT Common Shares

Unitholders who check this box will receive one (1) New NHT Share per Unit, which will subsequently be converted into the right to receive a number of NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of 0.36 divided by the volume weighted average price of NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to closing of the Transaction under this Choice B.

The New NHT Shares will not be qualified investments under the Tax Act for trusts governed by a “registered retirement savings plan”, “registered retirement income fund”, “registered education savings plan”, “registered disability savings plan”, “tax-free savings account”, “first home savings account”, or a “deferred profit sharing plan” (collectively, the “Registered Plans”), each as defined in the Tax Act. Registered Plans and/or the holders, annuitants or subscribers thereof, as the case may be, will be subject to a penalty tax in respect of New NHT Shares held by such plans, and other negative tax consequences may result. Unitholders that hold Units in a Registered Plan should consult with their own tax advisors regarding whether to elect for cash consideration instead of cash consideration to avoid penalty taxes and other potential negative tax consequences resulting from a Registered Plan acquiring New NHT Shares.

UNITHOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE OR FOR WHOM THE DEPOSITARY DETERMINES THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY UNITS WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION IN RESPECT OF THEIR UNITS.

BOX A COORDINATE WITH NXDT TRANSFER AGENT THE ISSUANCE OF NXDT COMMON SHARES OR SEND CHEQUE IN THE NAME OF: (PLEASE USE PRINT CHARACTERS)

BOX B

COORDINATE WITH NXDT TRANSFER AGENT THE ISSUANCE OF THE NXDT COMMON SHARES OR SEND CHEQUE TO:

(To be completed ONLY if the Reorganization Consideration to which the undersigned is entitled pursuant to the Reorganization is to be sent to someone other than the person shown in Box “A” or to an address other than the address shown in Box “A”.)

(NAME)	(NAME)
(STREET NUMBER & NAME)	(STREET NUMBER & NAME)
(CITY AND PROVINCE/STATE)	(CITY AND PROVINCE/STATE)
(COUNTRY AND POSTAL/ZIP CODE)	(COUNTRY AND POSTAL/ZIP CODE)
(TELEPHONE NUMBER (BUSINESS HOURS))	(TELEPHONE NUMBER (BUSINESS HOURS))
(SOCIAL INSURANCE/SECURITY NUMBER)	(SOCIAL INSURANCE/SECURITY NUMBER)
(IDENTIFICATION NUMBER) U.S. residents/citizens must provide their Taxpayer Identification Number

If the funds payable in cash exceed C$25,000,000, they must be wired to you and the Depositary will contact you.

☐    COORDINATE WITH THE NXDT TRANSFER AGENT THE MAILING OF NXDT COMMON SHARES OR MAIL THE CHEQUE TO THE ADDRESS ON RECORD (DEFAULT)

☐    MAIL NXDT COMMON SHARES AND/OR CHEQUE TO A DIFFERENT ADDRESS (MUST COMPLETE BOX “B”)

☐    PAYMENT BY WIRE (MUST COMPLETE BOX “E”)

☐    HOLD CHEQUE FOR PICK-UP AT TSX TRUST COMPANY OFFICE

SEE INSTRUCTION #9 BELOW FOR OFFICE ADDRESSES

BOX C

CURRENCY ELECTION

ALL CASH PAYMENTS WILL BE ISSUED IN USD DOLLARS UNLESS THE REGISTERED UNITHOLDER HAS ELECTED, PRIOR TO THE ELECTION DEADLINE, TO RECEIVE PAYMENT IN CANADIAN DOLLARS. IF DESIRED, PLEASE COMPLETE THE ELECTION BOX BELOW.

☐         Issue my cash entitlement payment(s) in Canadian dollars

By electing to receive payment in Canadian dollars instead of U.S. dollars, the undersigned acknowledges and agrees that (a) the exchange rate used to convert the payment(s) from U.S. dollars to Canadian dollars will be the rate established by TSX Trust, in its capacity as foreign exchange service provider to the REIT, on the date that the funds are converted; which rates will be based on the prevailing market rates on such date; (b) the risks associated with the currency conversion from U.S. dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion will be borne by the undersigned and neither the REIT, New NHT or NXDT, nor TSX Trust nor any of their respective affiliates are responsible for any such matters; and (c) TSX Trust may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

BOX D

RESIDENCY DECLARATION

ALL UNITHOLDERS OF THE REIT ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

☐	The beneficial owner of the Units deposited herewith is a resident of Canada for the application of the Tax Act.

☐

The beneficial owner of the Units deposited herewith is not a resident of Canada and is entitled to the benefits of a treaty between Canada and their country or residence (Please complete form NR301 – “Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Taxpayer” or, if applicable, form NR302 or NR303.)

☐	The beneficial owner of the Units deposited herewith is not a resident of Canada and is not entitled to treaty benefits.

☐	The beneficial owner of the Units deposited herewith is a U.S. Holder.

☐	The beneficial owner of the Units deposited herewith is not a U.S. Holder.

☐	The beneficial owner of the Units deposited herewith is not a U.S. Holder.

A “resident of Canada” is a person that is resident, or deemed to be resident, in Canada, for the purposes of the Tax Act or a partnership that is a “Canadian partnership” as defined in the Tax Act. If you are uncertain as to your residency or the residency of the beneficial holder(s) of the Units, you should consult your tax advisor.

A “U.S. Holder” is any Unitholder who is either (i) a person whose address (as it appears on the register of Unitholders of the REIT) is located within the United States or any territory or possession thereof or who provides an address in Box A or Box B above that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for United States federal income tax purposes as defined in Instruction #8 below. If you are a U.S. person or acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S. federal income tax you must provide a complete IRS Form W-9 (enclosed) below certifying that the U.S. person is not subject to backup withholding or otherwise demonstrate that the U.S. person is exempt from backup withholding, as provided in the instructions (see Instruction #8 below). If you are a U.S. Holder but are not included in part (ii) above, you must complete an appropriate IRS Form W-8 in order to avoid being subjected to U.S. backup withholding tax (see Instruction #8 below).

If none of the first three boxes above is checked, the beneficial owner of Units deposited herewith will be considered not to be a resident of Canada and not entitled to treaty benefits.

BOX E

WIRE PAYMENT*

*PLEASE NOTE THAT THERE IS A C$100 BANKING FEE DEDUCTED ON WIRE PAYMENTS IN CDN AND US$120 FOR WIRE PAYMENTS IN USD. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST.

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, THE DEPOSITARY WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED.

**Please provide both email address and phone number in order to be contacted to confirm wire instructions:

EMAIL ADDRESS:                                                                                                                                           PHONE NUMBER:

**Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your units are registered to

**Beneficiary Address (Note: PO Boxes not accepted)	**City	**Province/State	**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address	**City	**Province/State	**Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account Number	Transit/Routing Number	SWIFT Code	ABA (US)

IBAN Number	Sort Code	BSB Number	BIC Number

Additional Notes and special routing instructions (65 characters max.:

** Mandatory fields

UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction #3 below)	Dated: , 20

Signature of Unitholder or authorized representative
Authorized Signature	(see Instructions #2 and #4 below)

Name of Guarantor (please print or type)	Address (please print or type)

Name of Unitholder (please print or type)
Address of Guarantor (please print or type)

Telephone No

Name of authorized representative, if applicable (please print or type)

INSTRUCTIONS

1.	Use and Delivery of Letter of Transmittal

This Letter of Transmittal, duly completed and executed (or an originally executed facsimile copy thereof), together with the accompanying certificate(s) representing the Units, must be received by the Depositary at the office specified on the back cover of the Letter of Transmittal before the Election Deadline.

The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Units and all other required documents or confirmation for a book-entry transfer is at the option and risk of the Unitholder depositing these documents and delivery will be deemed effective only when such documents are actually received by the Depositary at its office in Toronto. The REIT, New NHT and NXDT recommend that the necessary documentation be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested be used and that proper insurance be obtained. It is suggested that any mailing be made sufficiently in advance of the Election Deadline to permit delivery to the Depositary at or prior to the Election Deadline. Delivery will only be effective upon physical receipt by the Depositary at its office in Toronto.

2.	Signatures

This Letter of Transmittal must be completed and executed by the Registered Unitholder depositing Units in connection with the Reorganization described above or by such holder’s duly authorized representative (in accordance with Instruction #4 below).

a.

If this Letter of Transmittal is executed by the Registered Unitholder, such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or, if applicable, as written on the face of such certificate(s) or DRS Statement(s) representing the Units, as applicable, without any change whatsoever, and any such certificate(s) or DRS Statement(s), as applicable, need not be endorsed. If the deposited certificate(s) or the DRS Statement(s) evidence Units that are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

b.	If this Letter of Transmittal is executed by a person other than the Registered Unitholder(s):

i.

the accompanying certificate(s) or the DRS Statement(s), as applicable, must be endorsed or be accompanied by an appropriate stock transfer power of attorney duly and properly completed by the Registered Unitholder(s);

ii.

the signature(s) on such endorsement or stock transfer power of attorney must correspond exactly to the name(s) of the Registered Unitholder(s) as registered or as appearing on the certificate(s) or DRS Statement(s), as applicable, and must be guaranteed as noted in Instruction #3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the Registered Unitholder(s) of the Units, or if the certificate(s) representing Units, the deposit of which is not being accepted, is (are) to be returned to a person other than such Registered Unitholder and/or the cheque(s) is (are) to be issued or delivered to a person other than the Registered Unitholder, such signature(s) on the certificate(s) or a separate security transfer form must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (the “STAMP”), a member of the Stock Exchange Medallion Program (the “SEMP”) or a member of the New York Stock Exchange Inc. Medallion Signature Program (the “MSP”). Members of the STAMP, the SEMP or the MSP are usually members of a recognized stock exchange in Canada or the United States, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any unit certificate or stock transfer power of attorney is executed by a person acting as an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s authority to act. Either the REIT, New NHT, NXDT or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.	Miscellaneous

a.	If the space provided in this Letter is insufficient, the requested information should be set out on a separate list and attached to this Letter of Transmittal.

b.	If Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be executed for each different registration.

c.

No alternative, conditional or contingent deposits will be accepted and no fractional Units will be purchased. All depositing Registered Unitholders, by execution of this Letter of Transmittal (or manually signed facsimile hereof), waive any right to receive any notice of the acceptance of Units for payment, except as required by applicable laws.

d.	Before completing this Letter of Transmittal, you are urged to read the accompanying Circular and discuss any questions with financial, legal and/or tax advisors.

e.

The REIT, New NHT and NXDT reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. You agree that any determination made by the REIT, New NHT or NXDT as to validity, form and eligibility and acceptance of the Units will be final and binding. The REIT, New NHT and NXDT reserve the absolute right to reject any and all deposits that they determine not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. There will be no duty or obligation of the REIT, New NHT, NXDT or the Depositary to give notice of any defect or irregularity in any deposit and no liability will be incurred for failure to do so. The granting of a waiver to one or more Registered Unitholders does not constitute a waiver for any other Registered Unitholders.

f.

Additional copies of the Circular and this Letter of Transmittal may be obtained without charge on request from the Depositary at its office listed below. Copies of the Circular and this Letter of Transmittal are also available on SEDAR+ (www.sedarplus.ca) under the REIT’s issuer profile.

6.	Lost, Stolen or Destroyed Certificates

If a certificate representing Units has been lost, destroyed or stolen, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, destruction or theft, to the Depositary. The Registered Unitholder will be required to complete and submit certain documentation, including a bond and/or indemnity, before payment for the Units can be received by the Registered Unitholder. If a DRS Advice representing Units has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting TSX Trust Company at 416-682-3860 or toll-free at 1-800-387-0825, with no bond indemnity required and such copy of the DRS Advice should be deposited with this Letter of Transmittal.

7.	Return of Certificates

If the Reorganization does not proceed for any reason, the enclosed certificate(s) representing the Units and other relevant documents will be returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the register of the REIT maintained by TSX Trust, in its capacity as transfer agent and registrar of the REIT, or in the case of Units delivered by book-entry transfer, the Depositary will credit the Units to the applicable account.

8.	U.S. Holders and Backup Withholding

The following does not constitute a summary of the tax consequences with respect to the disposition of Units pursuant to the Transaction. Registered Unitholders should review the Circular and consult their own tax advisors having regard to their own particular circumstances to determine the particular tax consequences to them of a disposition of Units pursuant to the Transaction.

In order to avoid “backup withholding” of United States federal income tax on payments made with respect to the disposition of Units pursuant to the Transaction, a Unitholder that is a U.S. Holder (as defined in Box D above) must generally provide the person’s correct taxpayer identification number (“TIN”) on the IRS Form W-9 included herewith and certify, under penalties of perjury, that (a) such TIN is correct (or that such U.S. Holder is awaiting a TIN), (b) such U.S. Holder is not subject to backup withholding because (i) such U.S. Holder has not been notified by the United States Internal Revenue Service (the “IRS”) that such U.S. Holder is subject to backup withholding as a result of a failure to report all interest or dividends, (ii) the IRS has notified such U.S. Holder that he, she or it is no longer subject to backup withholding, or (iii) such

U.S. Holder is exempt from backup withholding, and (c) such U.S. Holder is a U.S. person (as defined below) (including a U.S. resident alien). The TIN for an individual United States citizen or resident is the individual’s social security number. If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the disposition of Units may be subject to backup withholding at the applicable statutory rate (currently 24%).

For the purposes of this Letter of Transmittal, a “U.S. Holder” or “U.S. person” means: a beneficial owner of Units that, for United States federal income tax purposes, is (a) an individual citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia.

Backup withholding is not an additional United States federal income tax. Rather, the United States federal income tax liability of persons subject to backup withholding will be reduced by the amount withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is properly and timely furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. To prevent possible erroneous backup withholding, an exempt Shareholder that is a U.S. holder should complete IRS Form W-9, including the “Exemptions” field in Box 4 on the IRS Form W-9. See the W-9 Specific Instructions for additional instructions. A Shareholder should consult his, her or its tax advisor as to the Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

If a U.S. holder does not have a TIN, such U.S. holder should: (a) consult the W-9 Instructions for instructions as to how to apply for a TIN; (b) write “Applied For” in the space for the TIN in Part I of IRS Form W-9; and

(c) sign and date IRS Form W-9. The Depositary may withhold on all payments made prior to the time a properly certified TIN is provided to it. A U.S. holder who writes “Applied For” in Part I of IRS Form W-9 should furnish the Depositary with such U.S. Shareholder’s TIN as soon as it is received. In such case, the Depositary may withhold a portion of the gross proceeds of any payment made to such U.S. holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within 60 days, such amounts will be paid over to the IRS.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Unitholders that are not U.S. Holders that receive payments in the U.S. or that provide an address located in the U.S. should return a properly completed IRS Form W-8 that is appropriate to the non-U.S. holder’s circumstances, a copy of which is available from the Depositary upon request, or at https://www.irs.gov/forms-pubs/about-form-w-8. All non-U.S. Holders should consult their own tax advisors regarding the appropriate IRS Form W-8 to be provided by such non-U.S. Holder. Failure to provide the proper IRS Form W-8 could result in backup withholding at the applicable statutory rate (currently 24%).

All Unitholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from U.S. backup withholding.

9.	Jurisdiction of Residence

Each Unitholder depositing Units to the Depositary must represent as to whether the beneficial owner of Units deposited herewith is a resident of Canada for purposes of the Tax Act by completing Box “D” of this Letter of Transmittal. If none of the first three boxes of Box “D” is checked, the beneficial owner of Units deposited herewith will be considered not to be a resident of Canada and not entitled to treaty benefits. Unitholders are urged to consult their own tax advisors regarding how to check the appropriate box in Box “D”.

If a Unitholder indicates that the beneficial owner of Units is a non-resident of Canada entitled to the benefits of a treaty between Canada and their country of residence by checking the appropriate box, such Unitholder will be required to complete and submit the attached form NR301 – “Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Taxpayer” (or Form NR302 or NR303, if applicable) and submit it to the Depositary. Non-Canadian Unitholders are urged to consult their own tax advisors to determine their entitlement to relief under applicable income tax treaties based on their particular circumstances and for assistance in completing the required form, if any.

10.	Payment Entitlement Pick-up Locations

The Depositary will mail the Cash Consideration payable to such Registered Unitholder in accordance with the information provided in Box “A” or Box “B”, as applicable. If Box “A” or, as applicable, Box “B”, are not properly completed, any cheques representing the Cash Consideration will be issued in the name of the Registered Unitholder and mailed to the address of the Registered Unitholder as it appears on the register of the REIT’s transfer agent. Any units and/or cheques representing the Cash Consideration mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

Entitlements may be picked up at applicable TSX Trust office locations with Counter services. Pick-up instructions must be selected in Box “A”. Below are the applicable TSX Trust office locations:

Toronto

100 Adelaide Street West Suite 301 Toronto, Ontario M5H 4H1

11.	Privacy Notice

The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a privacy code relating to information practices and privacy protection, which can be obtained by sending a written request to the Depositary at the following address: Chief Privacy Officer, TSX Trust Company, 301-100 Adelaide St. West, Toronto, Ontario, M5H 4H1. The Depositary will use the information provided on this form in order to process the Registered Unitholder’s request and will treat the Registered Unitholder’s signature(s) on this form as his, her or its consent to the above.

If you need assistance in completing this Letter of Transmittal, please contact TSX Trust Company at 416-682-3860, toll-free in North America at 1-800-387-0825 or by email at shareholderinquiries@tmx.com, or contact your professional advisor.

IRS FORM W-9

(See attached)

Note: Please review carefully Instruction #8 above regarding backup withholding before completing the IRS FORM W-9 on the following pages.

Form **W-9**
(Rev. March 2024)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give form to the requester. Do not send to the IRS.

Before you begin. For guidance related to the purpose of Form W-9, see *Purpose of Form*, below.

Print or type. See *Specific Instructions* on page 3.

1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner's name on line 1, and enter the business/disregarded entity's name on line 2.)

2 Business name/disregarded entity name, if different from above.

3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor ☐ C corporation ☐ S corporation ☐ Partnership ☐ Trust/estate

☐ LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . . ____

Note: Check the "LLC" box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ____

3b If on line 3a you checked "Partnership" or "Trust/estate," or checked "LLC" and entered "P" as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions . . . . ☐

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ____

Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) ____

(Applies to accounts maintained outside the United States.)

5 Address (number, street, and apt. or suite no.). See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. See also *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person** **Date**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

What's New

Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the "LLC" box and enter its appropriate tax classification.

New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they

Cat. No. 10231X Form **W-9** (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page 2

must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid).
- Form 1099-DIV (dividends, including those from stocks or mutual funds).
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds).
- Form 1099-NEC (nonemployee compensation).
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers).
- Form 1099-S (proceeds from real estate transactions).
- Form 1099-K (merchant card and third-party network transactions).
- Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition).
- Form 1099-C (canceled debt).
- Form 1099-A (acquisition or abandonment of secured property).

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

Caution: If you don't return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See *What is backup withholding*, later.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued);

2. Certify that you are not subject to backup withholding; or

3. Claim exemption from backup withholding if you are a U.S. exempt payee; and

4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and

5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See *What Is FATCA Reporting*, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities.

The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status.

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity.
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust.
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust.

See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester;

2. You do not certify your TIN when required (see the instructions for Part II for details);

3. The IRS tells the requester that you furnished an incorrect TIN;

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or

5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under "*By signing the filled-out form*" above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3

Certain payees and payments are exempt from backup withholding. See *Exempt payee code*, later, and the separate Instructions for the Requester of Form W-9 for more information.

See also *Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding*, earlier.

What Is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code*, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

• **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application.

• **Sole proprietor.** Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or "doing business as" (DBA) name on line 2.

• **Partnership, C corporation, S corporation, or LLC, other than a disregarded entity.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

• **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2.

• **Disregarded entity.** In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner's name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2.

Line 3a

Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a.

IF the entity/individual on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation.
• Individual or • Sole proprietorship	Individual/sole proprietor.
• LLC classified as a partnership for U.S. federal tax purposes or • LLC that has filed Form 8832 or 2553 electing to be taxed as a corporation	Limited liability company and enter the appropriate tax classification: P = Partnership, C = C corporation, or S = S corporation.
• Partnership	Partnership.
• Trust/estate	Trust/estate.

Line 3b

Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b.

Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply.

Line 4 Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4

2—The United States or any of its agencies or instrumentalities.

3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities.

5—A corporation.

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory.

7—A futures commission merchant registered with the Commodity Futures Trading Commission.

8—A real estate investment trust.

9—An entity registered at all times during the tax year under the Investment Company Act of 1940.

10—A common trust fund operated by a bank under section 584(a).

11—A financial institution as defined under section 581.

12—A middleman known in the investment community as a nominee or custodian.

13—A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
• Interest and dividend payments	All exempt payees except for 7.
• Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
• Barter exchange transactions and patronage dividends	Exempt payees 1 through 4.
• Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5.[2]
• Payments made in settlement of payment card or third-party network transactions	Exempt payees 1 through 4.

[1] See Form 1099-MISC, Miscellaneous Information, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) entered on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37).

B—The United States or any of its agencies or instrumentalities.

C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i).

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i).

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state.

G—A real estate investment trust.

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940.

I—A common trust fund as defined in section 584(a).

J—A bank as defined in section 581.

K—A broker.

L—A trust exempt from tax under section 664 or described in section 4947(a)(1).

M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan.

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter "NEW" at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester*, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/EIN*. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon. See also *Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding*, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

FORM NR301

(See attached)

Canada Revenue Agency | Agence du revenu du Canada

Protected B when completed

NR301

(NOTE: Partnerships should use Form NR302 and hybrid entities should use Form NR303)

Use this form if you are a non-resident taxpayer resident in a country that Canada has a tax treaty with and you are eligible to receive the reduced rate of tax or exemption provided by the treaty on all or certain income and you:

- receive income subject to Part XIII withholding tax, such as investment income, pension, annuities, royalties, and estate or trust income, and the withholding tax rate is reduced by the tax treaty, or
- are completing forms T2062, *Request by a Non-Resident of Canada for a Certificate of Compliance Related to the Disposition of Taxable Canadian Property* or T2062A, *Request by a Non-Resident of Canada for a Certificate of Compliance Related to the Disposition of Canadian Resource or Timber Resource Property, Canadian Real Property (Other Than Capital Property), or Depreciable Taxable Canadian Property* to request a certificate of compliance for the disposition of treaty protected property, or
- derive income of any kind through a partnership or hybrid entity and it asks you to complete Form NR301 to support a declaration by the partnership or hybrid entity.

Please refer to the instruction pages for more information.

Part 1. Legal name of non-resident taxpayer (for individuals: first name, last name)

Part 2. Mailing address: P.O. box, apt no., street no., street name and city

State, province or territory	Postal or zip code	Country

Part 3. Foreign tax identification number

Part 4. Recipient type

☐ Individual ☐ Corporation ☐ Trust

Part 5. Tax identification number

Enter your Canadian social insurance number or Canadian individual tax number, if you have one:	Enter the corporation's Canadian business number, if it has one:	Enter the trust's Canadian account number, if it has one:
	R C	T

Part 6. Country of residence for treaty purposes

Part 7. Type of income for which the non-resident taxpayer is making this declaration

☐ Interest, dividends, and/or royalties ☐ Trust income ☐ Other – specify income type or indicate "all income" ____________

Part 8. Certification and undertaking

- I certify that the information given on this form is correct and complete.
- I certify that I am, or the non-resident taxpayer is, the beneficial owner of all income to which this form relates.
- I certify that to the best of my knowledge and based on the factual circumstances that I am, or the non-resident taxpayer is, entitled to the benefits of the tax treaty between Canada and the country indicated in part 6 on the income listed in part 7.
- I undertake to immediately notify whoever I am submitting this form to (whether it is the payer, agent or nominee, CRA, or the partnership or hybrid entity through which the income is derived) of any changes to the information provided on this form.

Signature of non-resident taxpayer or authorized person	Name of authorized person (print)	Position/title of authorized person	Telephone number	Date (YYYY/MM/DD)

NR301 E (13)

(Ce formulaire est disponible en français.)

Canada

Do not use this form:

•

to support exemptions from tax under Article XXI of the Canada-U.S. tax treaty. You must apply to the CRA for a Letter of Exemption. Refer to guide T4016, Exempt U.S. Organizations – Under Article XXI of the Canada-United States Tax Convention.

•

to support exemptions under a tax treaty that does not tax pension income if the total amount received from all payers is less than a certain threshold amount, or in other situations where Form NR5, Application by a non-resident of Canada for a reduction in the amount of non-resident tax required to be withheld, is applicable. See guide T4061, NR4 – Non-resident tax withholding, remitting, and reporting for more information on pension exemptions. In these cases, you have to file Form NR5 to receive a letter authorizing a reduction in withholding tax on pension income.

•

to support exemptions from Part XIII withholding tax that are provided for in the Income Tax Act, such as fully exempt interest as defined in subsection 212(3); to support arm's length interest payments that are not captured by paragraph 212(1)(b); or to support reductions of the Part XIII withholding tax on rental income when the non-resident makes an election under Section 216. In these circumstances, the exemption or reduction is in the Income Tax Act rather than in one of Canada's tax treaties.

Business profits and disposition gains

For exemptions pertaining to services provided in Canada, including those provided by artists and athletes who are exempt from tax under a tax treaty, see Rendering services in Canada at cra.gc.ca/tx/nnrsdnts/cmmn/rndr/menu-eng.html or Film Advisory Services at cra.gc.ca/tx/nnrsdnts/flm/menu-eng.html. These pages contain links to information for non-residents, including how to apply for a waiver of withholding tax. You may need to attach Form NR302, Declaration of eligibility for benefits (reduced tax) under a tax treaty for a partnership with non-resident partners or NR303, Declaration of eligibility for benefits (reduced tax) under a tax treaty for a hybrid entity to an application for a waiver in certain circumstances, such as when the applicant for the waiver is a partnership or hybrid entity. The payer of income for services provided in Canada must withhold tax on these payments unless the non-resident provides the payer with a copy of a tax waiver or reduction issued by the CRA for those services.

For exemptions pertaining to dispositions of taxable Canadian property, see Disposing of or acquiring certain Canadian property at cra.gc.ca/nrdispositions/. Vendors and purchasers will find information on filing forms T2062, T2062A, and T2062C on this page.

Generally, the purchaser of taxable Canadian property has to withhold tax on the purchase price unless the vendor receives a certificate of compliance from the CRA, or other rules apply.

Information and instructions for the non-resident taxpayer

Part XIII tax

Part XIII tax is a withholding tax imposed on certain amounts paid or credited to non-residents of Canada. Subject to certain exceptions specified in the law, the rate of Part XIII tax is generally 25%. However, an income tax treaty between Canada and another country may provide for complete exemption from Part XIII tax or may reduce its rate.

It is the payer's responsibility to withhold and remit Part XIII tax at the appropriate rate and the payer is liable for any deficiency. For this reason, the payer may request a completed Form NR301 or equivalent information before applying a reduced rate of withholding tax. Without Form NR301, the payer may not be satisfied of your entitlement to treaty benefits for the application of less than the full 25% Part XIII tax rate.

Foreign tax identification number

Enter the tax identification number that you use, if you have one, in your country of residence. For individuals who are resident in the United States, this is your social security number.

Recipient type

Tick the appropriate type of non-resident taxpayer.

A foreign partnership that is treated as fiscally transparent under the laws of a foreign country, resulting in the partners paying tax on the partnership's worldwide income, should use Form NR302 to claim treaty benefits the partners are entitled to.

Hybrid entities (see "Amounts derived through hybrid entities" below) should use Form NR303 if they are considered "fiscally transparent" by a country that Canada has a tax treaty with and that treaty contemplates extending treaty benefits for income derived through the entity to the residents of that country who have an interest in the entity (e.g., see paragraph 6 of Article IV of the Canada-U.S. tax treaty). A foreign entity that is taxed as a corporation on its worldwide income under the laws of the foreign country completes Form NR301.

For other entity types, such as government entities and professional unincorporated associations, go to the CRA website at cra.gc.ca/formspubs/frms/nr301-2-3-eng.html.

Canadian tax number

Provide a Canadian tax number, if you have one.

Country of residence

Indicate your country of residence. You must be a resident of the country as defined in the tax treaty between Canada and that country. For more information, consult the publication Income Tax Technical News No. 35 at cra-arc.gc.ca/E/pub/tp/itnews-35/, published February 26, 2007.

Type of income

Enter the types of income being paid for which you are eligible for tax treaty benefits (such as an exemption from tax in Canada or a reduced withholding tax rate).

Note: Income, including interest and dividend income, paid by a trust (other than a deemed dividend paid by a SIFT trust to which subsection 104(16) applies) to a non-resident is considered "trust income" under the Income Tax Act and Canada's tax treaties.

Some tax treaties only reduce the Part XIII withholding tax on specific income types, such as interest or trust income, if the amount is taxable in the non-resident taxpayer's country of residence. To check if this applies to the income you receive, go to the Department of Finance website at fin.gc.ca/treaties-conventions/treatystatus_-eng.asp, or try the non-resident tax calculator at cra.gc.ca/partxiii-calculator/. For example, the Canada-United Kingdom tax treaty contains such a provision in paragraph 2 of Article 27.

Limitation on benefits

Limitation on benefits provisions prevent the unintended use of treaties by residents of a third country. Tax treaty benefits will be refused if any applicable limitation on benefits provision is not satisfied.

For example, Article XXIX-A of the Canada-U.S. tax treaty generally restricts full treaty benefits to "qualifying persons" as defined in that article. U.S. resident individuals are "qualifying persons." Corporations, trusts, and other organizations resident in the United States should consult the tax treaty article to find out if they meet the criteria. The document "CRA guidelines for taxpayers requesting treaty benefits pursuant to paragraph 6 of article XXIX A of the Canada-U.S. Tax Convention" at cra.gc.ca/tx/nnrsdnts/rtcl29-eng.html, provides the Canada-U.S. tax treaty in Appendix II and information for those who do not meet the criteria.

Certification and undertaking

This area should be completed and signed by:

•	the non-resident taxpayer in the case of an individual;

•	an authorized officer in the case of a corporation;

•	the trustee, executor, or administrator if the person filing the form is a trust;

•	an authorized partner in the case of a partnership.

A non-resident who does not satisfy the requirements of the limitation on benefits provisions, if any, contained in the tax treaty will not be entitled to all the benefits of the tax treaty. By signing this form you are certifying that the non-resident is entitled to a reduced rate of tax under a tax treaty.

During an audit or review, or while processing a related request, the CRA may ask you for more information to support the tax treaty benefit you claimed.

Change in circumstances

If a change in circumstances makes any information on the form incorrect, notify the payer immediately and fill out a new form.

Amounts derived through hybrid entities

A hybrid entity is in general a foreign entity (other than a partnership) whose income is taxed at the beneficiary, member, or participant level. For example, the United States resident members/owners of a Limited Liability Company (that is treated as a fiscally transparent entity under U.S. tax laws) may be entitled to treaty benefits if all the conditions in paragraph 6 of Article IV of the Canada-U.S. treaty are met. Under paragraph 6, an amount of income, profit or gain is considered to be derived by a resident of the United States if;

1) the amount is derived by that person through an entity (other than an entity that is a resident of Canada), and

2) by reason of that entity being considered fiscally transparent under U.S. tax laws, the treatment of the amount under U.S. tax laws is the same as it would be if that amount had been derived directly by that person. Paragraph 7 of Article IV contains additional restrictions on this look-through provision.

Entities that are subject to tax, but whose tax may be relieved under an integrated system, are not considered hybrid entities.

Where do I send this form?

Depending on your circumstances, send this form to one of the three areas noted below.

•

If you receive income subject to Part XIII tax from a Canadian payer, or from an agent, nominee, or other financial intermediary who requested that you complete this form, send this form and your completed worksheets directly to the person who requested it, to reduce the Part XIII withholding tax on income being paid to you.

•	If you derive income through a partnership or hybrid entity, and that partnership or hybrid entity asked you to complete Form NR301, send it to that partnership or hybrid entity.

•	If requesting a certificate of compliance for the disposition of treaty-protected property, send this form, along with forms T2062 or T2062A, to the CRA according to the instructions on those forms.

Agents and nominees, or financial intermediaries

If you are an agent or nominee providing financial intermediary services as a part of a business, you should collect Form NR301, NR302, or NR303, or equivalent information, from the beneficial owner. See the instructions in Information Circular 76-12, Applicable rate of part XIII tax on amounts paid or credited to persons in countries with which Canada has a tax convention, and published updates to this information on the CRA website, for the suggested format to use for submitting the information to the Canadian payer or withholding agent. If you are an agent or nominee providing financial intermediary services as part of a business and you pay another agent or nominee amounts for non-resident beneficial owners, collect an agent/nominee certification from them as described in Information Circular 76-12 and published updates.

Instructions for payers

To determine the appropriate reduced rate of withholding, see the relevant Canadian tax treaty on the Department of Finance website at fin.gc.ca/treaties-conventions/treatystatus_-eng.asp, or try the non-resident tax calculator at cra.gc.ca/partxiii-calculator/. Do not apply a reduced rate of withholding in the following circumstances:

•	the non-resident taxpayer has not provided Form NR301 or equivalent information and you are not sure if the reduced rate applies;

•	the form is incomplete (see note below);

•	a tax treaty is not in effect with the taxpayer's country of residence; or

•	you have reason to believe that the information provided in this declaration is incorrect or misleading.

Note: The foreign and Canadian tax number fields may be blank because not all non-residents will have these tax numbers.

Expiry date

For Part XIII tax withholding purposes, this declaration expires when there is a change in the taxpayer's eligibility for the declared treaty benefits or three years from the end of the calendar year in which the form is signed and dated, whichever is earlier. For example, if the taxpayer's mailing address has changed to a different country, you should ask the taxpayer for a revised Form NR301.

If you need more information, see Part XIII withholding tax at cra.gc.ca/tx/nnrsdnts/pyr/prtxiii/wthhldng/menu-eng.html and select Beneficial ownership or Rates for part XIII tax.

OFFICE OF THE DEPOSITARY:

TSX TRUST COMPANY

By Registered Mail, Mail, Hand or Courier

Toronto:

100 Adelaide Street West, Suite 301

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Securities Counter hours:

8:30 am to 5:00 pm EST - business days only

Inquiries:

8:30 am to 5:00 pm EST - business days only

North American Toll Free: 1-800-387-0825

Telephone: 416-682-3860

E-Mail: shareholderinquiries@tmx.com

Any questions and requests for assistance may be directed by Unitholders to the

Depositary at the telephone number and location set out above.

Additional Information and Where to Find It

In connection with the merger transaction (the “Transaction”) pursuant to which NexPoint Hospitality Trust (“NHT”) and certain of its subsidiaries will merge with and into certain subsidiaries of NexPoint Diversified Real Estate Trust (the “Company”), the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) containing an information circular/prospectus (the “Information Circular”). The Registration Statement and Information Circular each contain important information about the Company, NHT, the Transaction and related matters. UNITHOLDERS OF NHT ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION CIRCULAR AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, NHT, THE TRANSACTION, AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Investors and security holders may also obtain these documents, free of charge from the Company at https://nxdt.nexpoint.com or by emailing ir@nexpoint.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, assumptions and beliefs. Forward-looking statements can often be identified by words such as “anticipate,” “estimate,” “expect,” “intend,” “may,” “should” and similar expressions, and variations or negatives of these words. They are not guarantees of future results and forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement, including those described in greater detail in our filings with the SEC, particularly those described in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company’s other filings with the SEC for a more complete discussion of risks and other factors that could affect any forward-looking statement. The statements made herein speak only as of the date of this communication and except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.